Nasdaq Regulation

Nasdaq

Will Slattery
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

December 6, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 3, 2018, The Nasdaq Stock Market (the "Exchange") received from DiaMedica Therapeutics Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Voting Common Shares, no par value per share
(including the accompanying Voting Common Share Purchase Rights)

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

